SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement

and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 24, 2010

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments, at fair value	$42,699,674	$35,516,560

Receivables -
Employer matching contribution	25,595	31,919
Employer retirement contribution	788,472	705,749
Participant contributions	55,927	56,389

Total receivables	869,994	794,057

Total assets	43,569,668	36,310,617

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	43,569,668	36,310,617

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(180,164)	114,935

NET ASSETS AVAILABLE FOR BENEFITS	$43,389,504	$36,425,552

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$2,403,357
Employer contributions	1,886,214
Rollover contributions	62,288

Total contributions	4,351,859

INVESTMENT INCOME:

Net appreciation in fair value of investments	7,182,506
Loan repayment interest	33,036
Interest and dividend income	931,445

Total investment income	8,146,987

Total additions	12,498,846

DEDUCTIONS:

Benefits paid to participants	5,468,341
Administrative expenses	66,553

Total deductions	5,534,894

INCREASE IN NET ASSETS	6,963,952

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	36,425,552

End of year	$43,389,504

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) that allows employees to make deferred contributions as soon as practicable after their date of hire, as defined in the Plan Document. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee, Custodian and Recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for Catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month coincident with or after completion of one year of service. Effective January 1, 2009, the Company, in its sole discretion, may make a contribution on behalf of each participant who was employed on the last day of the Plan Year, in an amount to be determined by the Company (“Retirement Contribution”). In 2009 and 2008, the Retirement Contribution equaled 3% of annual eligible compensation. For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month coincident with or after the completion of two years of service.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may also contribute amounts representing qualifying distributions from other qualified plans.

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Vesting - Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion of their accounts is based on years of service, as defined in the Plan. Participants vest 25% per year for the first two years and 50% for the third year in the Company’s Matching Contribution portion, plus actual earnings thereon.

Forfeited Accounts - At December 31, 2009 and 2008, forfeited non-vested accounts totaled $14,160 and $33,060, respectively. These amounts are used to offset the Company’s future contributions (Matching or Retirement) and Plan expenses. During the year ended December 31, 2009, forfeitures of approximately $66,000 were used to offset Plan expenses.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN (continued)

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, including a family of target retirement funds, a common collective trust fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. At December 31, 2009, interest rates ranged from 4.25% to 8.75%, for outstanding loans. Participant loans at December 31, 2009 and 2008 were $549,869 and $502,837, respectively.

Payment of Benefits - On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan, a former plan that was previously merged into the Plan, may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution with the consent of the participant’s spouse. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under ASC 820, formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s accompanying financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)-

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No.162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s accompanying financial statements.

During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and applicable disclosures are included in these financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.

The FASB Accounting Standards Codification (“ASC”) 962 (formerly known as FASB issued staff position No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. As required by the ASC, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits classified for 2009 and 2008 as follows:

		Fair Value Measurements Using
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$32,404,164	$32,404,164	$—	$—
Common collective trust	9,055,262	—	9,055,262	—
Participant loans	549,869	—	549,869	—
WPP Stock Fund	690,379	690,379	—	—

Total	$42,699,674	$33,094,543	$9,605,131	$—

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

3.	FAIR VALUE MEASUREMENTS (continued)

		Fair Value Measurements Using
As of December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$25,858,301	$25,858,301	$—	$—
Common collective trust	8,791,593	—	8,791,593	—
Participant loans	502,837	—	502,837	—
WPP Stock Fund	363,829	363,829	—	—

Total	$35,516,560	$26,222,130	$9,294,430	$—

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This guidance establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs are significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3 inputs are significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset or liability and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of investments.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The Vanguard Retirement Savings Trust (“Trust”), a common collective trust, invests primarily in synthetic guaranteed investment contracts and short term money market funds. The Trust seeks to provide participants with an attractive rate of interest and safety of principal by investing in these contracts and funds. The Trust is valued at fair value based on the fair value of the underlying assets and includes an adjustment in the statements of net assets available for benefits to present these investments at contract value. Participant-directed redemptions at contract value ordinarily have no restrictions; nevertheless, certain events, such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that such events are probable of occurring. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay sale of contracts that the Trust seeks to sell.

The value of the participant loans is equal to the amortized cost of the loans, which approximates fair value. The participant loans’ fair value is based on observable inputs such as current interest rates and other relevant factors.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
Fund	Shares	$ Value	Shares	$ Value
American Europacific Growth Class A	121,888.09	4,673,189	123,634.26	3,462,996
Vanguard Morgan Growth Fund	429,330.25	6,555,873	417,620.17	4,719,108
Vanguard Wellington Fund	197,950.90	5,710,883	282,574.17	6,903,287
Vanguard Retirement Savings Trust	8,875,097.51	9,055,262	8,906,527.71	8,791,593
Vanguard Total Bond Mkt Index Fund	219,213.43	2,268,859		*

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,182,506 as follows:

Investment Category
Mutual funds	$6,918,811
WPP Stock Fund	263,695

Net appreciation of investments	$7,182,506

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2009 the Plan held 14,191 WPP plc ADSs in the WPP Stock Fund, valued at $690,379, and at December 31, 2008 the Plan held 12,296 WPP Group plc ADSs in the WPP Stock Fund valued at $363,829. During the year ended December 31, 2009, the Plan recorded dividend income in the WPP Stock Fund of $15,335.

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 5, 2009 that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through June 24, 2010, the date on which the financial statements were issued and no additional disclosures were required.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trust:
*	Vanguard Retirement Savings Trust	Common Collective Trust	*	*	$9,055,262

	Mutual Funds:
	American Europacific Growth Class A	Mutual Fund	*	*	4,673,189
	Buffalo Small Cap Fund	Mutual Fund	*	*	356,235
	Columbia Acorn Fund	Mutual Fund	*	*	1,725,580
	Janus Mid Cap Value Fund	Mutual Fund	*	*	1,843,353
*	Vanguard 500 Index Fund	Mutual Fund	*	*	564,139
*	Vanguard Extended Market Index Fund	Mutual Fund	*	*	180,625
*	Vanguard Global Equity Fund	Mutual Fund	*	*	1,262,420
*	Vanguard Morgan Growth Fund	Mutual Fund	*	*	6,555,873
*	Vanguard Prime Money Market Fund	Mutual Fund	*	*	14,160
*	Vanguard Small-Cap Value Index Fund	Mutual Fund	*	*	1,774,104
*	Vanguard Target Retirement 2005	Mutual Fund	*	*	82,464
*	Vanguard Target Retirement 2010	Mutual Fund	*	*	423,080
*	Vanguard Target Retirement 2015	Mutual Fund	*	*	400,868
*	Vanguard Target Retirement 2020	Mutual Fund	*	*	363,803
*	Vanguard Target Retirement 2025	Mutual Fund	*	*	323,692
*	Vanguard Target Retirement 2030	Mutual Fund	*	*	48,034
*	Vanguard Target Retirement 2035	Mutual Fund	*	*	253,419
*	Vanguard Target Retirement 2040	Mutual Fund	*	*	504,726
*	Vanguard Target Retirement 2045	Mutual Fund	*	*	105,903
*	Vanguard Target Retirement 2050	Mutual Fund	*	*	80,034
*	Vanguard Retirement Income Fund	Mutual Fund	*	*	64,456
*	Vanguard Total Bond Mkt Index Fund	Mutual Fund	*	*	2,268,859
*	Vanguard Total International Stk Index Fund	Mutual Fund	*	*	614,593
*	Vanguard Wellington Fund	Mutual Fund	*	*	5,710,883
*	Vanguard Windsor II Fund	Mutual Fund	*	*	207,400
	Washington Mutual Investors Fund	Mutual Fund	*	*	2,002,272

	Total mutual funds				32,404,164

	Participant Loans:
*	Various participants	Loans (maturing 2010 to 2029 at interest rates from 4.25% to 8.75%)			549,869

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	690,379

	Total assets (held at end of year)				$42,699,674

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Date: June 28, 2010	By:	/s/ Mark J. Thorne
	Name:	Mark J. Thorne
	Title:	Executive Vice President
Chief Operating Officer, Worldwide

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm